GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588

Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

                                                                                    February 8, 2005

VIA COURIER/EDGAR FILING

U.S. Securities and Exchange

450 Fifth Street, N.W.

Mail Stop 03-05

Washington, D.C.   20549

Attention:  Mr. Daniel H. Morris, Attorney-Adviser

                  Division of Corporation Finance

- and -

Attention:  Ms. Sara W. Dunton, Branch Chief

Dear Mr. Morris and Ms. Dunton:

                        Re:  Bingo.com, Inc. (the "Company")

                                - Amendment No. 2 to Form S-4 filed January 17, 2005

                                - File No. 333-120120

                        We provide the following responses to your comment letter dated January 28, 2005 addressed to Mr. T.M. Williams, President and C.E.O. of the Company.  We have also enclosed three blacklined copies and one clean copy of amendment no. 3 to the S-4.

                        As we anticipate that amendment no. 3 of the S-4 filed under this cover letter will become effective, we have also filed signed hard copies of the following documents which are attached as exhibits to the hard copy of the enclosed S-4 amendment no. 3:

Exhibit 5.1:            Legal Opinion of Clark Wilson dated February 8, 2005

Exhibit 5.2:            Legal Opinion of Wigley & Associates dated February 8, 2005

Exhibit 8.1            Tax Opinion of Jay Eaton, P.C. dated February 8, 2005

Exhibit 23            Auditors' Consent of Dohan & Company dated February 8, 2005

Certain Relationships and Related Transactions, page 57

1.         We have expanded this disclosure to resolve your comment.

2.         All related party agreements, including loan agreements, identified in this section of the registration statement have either been filed as exhibits or are not material.  Note that we have now filed promissory notes relating to the loans set out in the first two paragraphs under the heading "Certain Relationships and Related Transactions" as exhibits to the S-4.

Exhibits and Financial Statements Schedules, page 64

3.         We have made the change indicating that Debenture A and Warrant A were filed on June 25, 2001, not July 25, 2001.

4.         We have clarified in the exhibit index that the management agreement referred to is the amended consultant agreement included as exhibit 10.24 to Form 10Q filed on August 14, 2002.

Exhibit 5.2

5.         We have amended the wording in part #7 of the opinion to state "At the effective time of the merger, the surviving company, Bingo.com, Ltd., will have 24,399,086 common shares validly issued and outstanding as fully paid and non-assessable.".

6.         The opinion stated in part #4 relates to the current authorized and issued capital of the subsidiary in Anguilla (Bingo.com, Ltd.).  The opinion states that the Anguillan subsidiary has an unlimited number of common shares authorized "of which there are 2,000 common shares duly and validly allotted and issued and outstanding registered in the name of Bingo.com, Inc.".  Bingo.com, Inc. is the Florida parent corporation.  This item of the opinion clearly states that Bingo Florida already owns the 2,000 shares.  It is by virtue of these issued 2,000 shares that Bingo Anguilla is a wholly owned subsidiary of Bingo Florida.

                        We look forward to receiving an effective date for amendment no. 3 to the Company's Form S-4 at your earliest convenience.

                                                                                    Yours truly,

                                                                                    Gerald R. Tuskey,

                                                                                    Personal Law Corporation

                                                                                    Per:

                                                                                                Gerald R. Tuskey

Enclosures

cc:                Bingo.com, Inc.

                    Attn. Mr. T.M. Williams